<PAGE 1>

                             FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Lougee          Anthony
         (Last)          (First)   (Middle)

         5 Fern Court
         (Street)

         Tinton Falls         NJ        07724
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DRAM-NASDAQ

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Day/Year

          September 18, 2002

5.  If Amendment, Date of Original (Month/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ] Director                    [ ] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

       Controller
     _____________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
4(b)(v)


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
     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned       Direct(D)   Indirect
                      2. Trans-     _________  ___________________ Following   or Indirect Beneficial
1. Title of           Transaction                    (A) or         Trans.      (I)         Ownership
Security                 Date.       Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock,
$1.00 Par Value                                                     15,747       I          By Company's
                                                                                             401(k) Plan












Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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
              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative     ership
                                               urities     & Expiration  lying Sec-            Secur     Form of    11.
                                               Acquired    Date          urities (In-          ities     Deriva-   Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi-   tive Sec- of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially    urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned     Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                       or     Deriv-Following   or In-    ficial
Derivative    Price of   Date)*                 4 and 5)  Date    Expir-       Number tive    Trans.     rect I)    Owner-
Security      Derivative (Month/    ____________________  Exer-  ation         of     Security          (Instr. )   ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title   Shares (Instr.5 (Inst 4)   4)        (Inst 4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______

Stock Options   2.3125                                            9/10/06  CS                    2,400    D
                6.00                                         (1)  6/09/09  CS                   12,000    D
                7.98                                         (2) 11/26/11  CS                    2,500    D
                2.99     9/18/02     A        2,500          (3)  9/18/12  CS   2,500    (3)     2,500    D
                                                                                                ______
                                                                                               19,400
Explanation of Responses:
*   2A.  Deemed Execution Date  September 19, 2002  Award of Stock Options
(1) Options to purchase 2,400 shares become exercisable on 6/9/03 and 2,400 on 6/9/04.
(2) Options to purchase 625 shares become exercisable on 11/26/02, 625 on 11/26/03, 625 on 11/26/04 and 625 on 11/26/05.
(3) Award of Stock Options; options to purchase 625 shares become exercisable on 9/18/03, 625 on 9/18/04, 625 on 9/18/05 and
    625 on 9/18/06.

                           ANTHONY LOUGEE               September 20, 2002
                          __________________________    ________________
                           Anthony Lougee
                           **Signature of Reporting           Date
                           Person

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
  U.S.C. 78ff(a).